Mail Stop 6010							March 23, 2006

Michael Burshtine
Senior Vice President and Chief Financial Officer
Omrix Biopharmaceuticals, Inc.
708 Third Avenue
New York, NY 10017

Re:	Omrix Biopharmaceuticals, Inc.
	S-1/A filed March 8, 2006
      File No. 333-131107

 Dear Mr. Burshtine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. In the "Use of Proceeds" section, please disclose the total cost of building your manufacturing facility and the source of any additional funds that may be required. Please see Instruction 3 to
Item 504 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Factors Affecting Results of Operations
Research and development, clinical and regulatory expenses, net, page
39

2. We have read your response to comment 24 and we believe that the disclosures detailed below are useful to investors. As such we are reissuing the prior comment to the extent noted below.

Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Note 12: Commitments and Contingent Liabilities
Guarantee, page F-24

3. We have read your response to comment 38. Please clarify in the filing the distinction between a fixed charge and a floating charge.

Note 13: Stockholders` Deficiency
g.  Stock option plans and stock options, page F-26

4. We have read your response to comment 40. Please disclose the following:

* The method used in valuing the issuance;
* Whether the valuation was contemporaneous or retrospective;
* Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Joe Roesler at (202) 551-3628 or Lisa Von Joske, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Phyllis Korff
   	Andrea Nicolas
   	Skadden, Arps, Slate, Meagher & Flom LLP
   	Four Times Square
   	New York, NY 10036
   	F: 917-777-3416

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